Filed by Vahanna Tech Edge Acquisition I Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vahanna Tech Edge Acquisition I Corp.

Commission File No.: 001-41094

Date: August 2, 2023

The following is a transcript of an interview of Rohan Malhotra, CEO of Roadzen, Inc. and Steve Carlson, Managing Partner of Pi Capital, by Nicholas Alan Clayton and Marlena Haddad of SPACInsider, recorded on July 19, 2023

Nick

Hello and welcome to another SPACInsider podcast. We’re bringing an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. As companies find new ways of automating business processes with AI, a new AI driven approach to auto insurance is heading west from India with the help of a SPAC deal. I’m Nick Clayton, and this is my colleague, Marlena Haddad. And I speak with Rohan Malhatra, CEO and co-founder of Roadzen and Steven Carlson from the sponsor of Vahanna Tech Edge Acquisition I Corp. The two announced a $965,000,000 combination in February. Rohan discusses how Roadzen’s disruptive technology, cultivated in India, is already making major improvements to its margin as it enters more lucrative Western markets, and how this combination can fuel both its organic and inorganic expansion. While Steven discusses why SPACs need to have a different fundraising and target strategy in this current market. Take a Listen.

Nick

So Rohan, you know, there’s been a lot of talk about how AI is impacting the content creation space, but it has been active in plenty of other domains as well, as you know. So how is Roadzen using AI in the mobility insurance space?

Rohan

Insurance is actually a vast universe. And the auto insurance space is about $800 billion every year. And Roadzen is building a company that’s advancing AI research at the intersection of insurance and mobility. And what does that mean? It means we are building, unlike the general AI universe, where you have one model that should do many things, you can ask it any question, it should be able to come up with the answer. We are building hundreds of models that are highly precise, enterprise and narrow AI models that affect the full value chain of auto insurance, which means we can make drivers safer by using distraction monitoring, by using document processing, by using road condition monitoring to give them alerts before an accident happens. To use computer vision for claims, where we can use cameras to figure out what’s happening at the accident of a location and make a claim assessment within seconds. And we’ve now deployed over 150 models across this value chain and we’ve built one of the world’s leading InsurTech labs that is focused on AI at the intersection of mobility and insurance. One of the big areas of improvement you’re going to see is going to be in the world of computer vision.

Rohan

And what we are focused on is making machines see and make those decisions that humans make by seeing. And we can do that by putting algorithms, by automating the processes. And this is a major area in the auto insurance universe because you look at documents, you look at the road you’re driving by seeing. So all of this is an incredible area of impact in the auto insurance universe and we are squarely targeting that with our AI solutions.

Nick

Great and you know, Steven, Vahanna Tech described in its initial prospectus that it was seeking out an India-based unicorn to combine with from the get-go. So just sort of what was your process like and how did Roadzen stand out from that field?

Steven

Yeah, so when we came up with the Vahanna SPAC, we had a very clear idea that we wanted it, you know, to tap deep capital pools that are at Nasdaq in the US. And take that capital to companies that needed it in parts of the world, in this case, India, that had a story around tremendous companies growing very quickly with technologies that were cutting edge and transformative, that could then be taken and utilized throughout the planet and have a major impact on the industry that that technology was being applied to. So that was our idea when we went in and created Vahanna. After we got the IPO done and we started going through our work, it quickly became apparent to us that the opportunity that was represented by Roadzen and Rohan was perfectly suited to what we were trying to do. This was a company that was growing incredibly fast, that had very dynamic leadership, that had technology that would fundamentally transform the patch that it’s in. The patch that it’s in is huge. As Rohan said, it’s just short of a trillion dollars of premiums per year. So, it’s massive. And what you’ll find in this conversation you’ll see from what Rohan shares with you is that short of a trillion dollars of transformed revenue will be massively impact by this technology both on the claims paying side on the back end, on the underwriting side, in the middle, and then everything in between, including an impact on fraud, a big impact on driver behavior, as well as just making the whole experience around the service model for insurance, just making it so much better.

Steven

So Roadzen really fit exactly like a glove, like what we set up to do with the Vahanna SPAC.

Marlena

And Rohan, can you walk us through how RoadZen’s approach to auto insurance differs from the traditional approaches?

Rohan

Absolutely. I think, you know, auto insurance is largely a legacy industry. And first up, let’s take the fundamental part of auto insurance is about doing three things well. The first is you got to underwrite the policy, which means how much premium should a driver pay based on certain characteristics. The second part is you got to sell the policy. So somebody’s got to get distribution channels in place, you got to sell it. And third part is to process the servicing of that policy, which means paying claims, doing roadside, any of those kind of services that are after selling the policy. Now, what we do is we are transforming each part of this value chain. So let me take the example first of underwriting. Underwriting today is about demographics, which means that you are a 25 to 34 year old female living in this zip code, driving this car. That means you should pay this amount of premium. It does not take into account dynamic characteristics like how good of a driver are you? Where do you drive? Do you drive within city limits, on highways? Do you drive primarily in the morning or at night? Nighttime driving can be way more dangerous than daytime driving.

Rohan

Driving primarily on highways can have loss impacts that are almost three to four X worse than just in city limits. So there’s a lot of dynamic underwriting that we are bringing in. All of this is done using telematics. Whether that telematics comes from a connected car, whether that comes from video or dash cam data inside a vehicle, or whether that comes from your mobile phone, Roadzen’s technology stack is able to collect this data, create a driver profile, and provide a dynamic quote for you as the driver. That’s just the first part. Then the second part, and I think one of the critical parts of the insurance value chain, especially if you look at it from a consumer perspective, is how do you process claims. Right now, on average it takes about six weeks to get a claim processed. What we do is we can actually recognize that you’ve been in an accident. Using our accident detection AI, which is similar to technology which, you know your phone tells you how many steps you’re walking in a day. We use similar tech to be able to recognize there’s been an accident, so you don’t have to call anyone.

Rohan

We can start an approach proactively. And then the second part of the problem is using computer vision, video and real time streaming data, we can actually then identify which parts of the car are damaged, which parts need to be repaired, replaced, look up within a parts and labor database and give you a claim estimate within minutes. So it’s completely transformative to what the consumer really cares about. And finally, I’ll say, one of the big areas of improvement. And we’re going to see this over the next 20 years, cars are going to become safer because you’re using the latest and fundamental innovations in telematics and computer vision to prevent accidents before they occur, which is going to be meaningful change to the world of auto insurance and Roadzen’s technology actually applies across all of these areas. So we’re a tech company. We also have brokerage licenses that allow us to sell insurance in 14 countries around the world. But the key here is to use the tech to impact these fundamental areas that any insurance company that exists in the mobility space has to work on.

Steven

There’s so many use cases, we’re not going to get into them all today. But imagine that one case that Rohan said around the claims paying side. You get in the accident, you walk around your car and you video your car. You send that in, you get a claim adjustment that is generated by the AI. It’s almost instantaneous. You say, okay, I accept that adjustment. Let’s say it’s two grand. And you say, yeah, I’ll take it. And then the cash is ACH’d into your account, the experience is just a few minutes, including walking around videoing your car. That experience that’s created by that technology stack, it’s really mind boggling. And there’s so many other cases with how it can support you in identifying hazards on the road, having you avoid those. I’m sure Rohan will get into some of those, but these are not small shifts. This is a 10X shift in the experience that the consumer has in relating to an insurance claim. It’s just very exciting. It’s hard to conceive of going back to the way we were. We’re not going to. And this technology, while it’s been developed in India, is now being utilized and pushed out to the rest of the world but it’s going to change the experience of the consumer in a marked way.

Marlena

Right. And so just going off of that Roadzen services seem to run pretty deep within an insurer’s operations. So how long does it typically take for you to get integrated with new clients?

Rohan

We actually have four different types of clients that we bucketed. The first category is the insurance universe. And we either exist as a broker where we sell policies that the insurer is or reinsurer is partnering with us on, or we supply the technology to them for better underwriting, road safety and claims management, as I described earlier. So, within the insurance universe, roughly six to nine months, it takes us from identifying a lead to integration and revenue generating opportunities. Controllers don’t move very fast in the world. The second bucket of client is anybody who sells cars, which is going to be car companies who want to build insurance programs, who want to build better safety into their cars, who want their customers to have great claims experiences. So, this is car companies, it could be dealerships, it could be garages. So, that’s the automotive universe, which is a big type of client for us. The third universe where we sell is the fleet universe. And this could be car rental companies, commercial trucking companies, large and small fleets. 80% of fleets are under five vehicles. So, this could be a small plumbing company that has five or seven vehicles on the road. But they need better insurance, they need better claims, so they contract with us. And finally, we bucketed kind of another universe, which could be someone like a bank who’s doing auto lending and wants insurance to be a part of the program, et cetera. So, all of these have different time scales in terms of going live with the client. Car companies are famously slow, so it can take nine to twelve months to go live. Fleets are very fast. we’ve seen sales convert in less than a week and you’re straight into revenue generating opportunities. And finally, the other universe is also pretty fast, or less than a quarter. But that’s why what we’ve done is we’ve actually built over the last two years, an incredible pipeline that’s above almost 250,000,000 of revenue. 10% of this pipeline is already closed and we are looking at converting the rest of it into kind of contractual recurring opportunities with our clients. So, we are continuing to generate momentum into these contractual relationships with these four major client types that I just told you about.

Nick

Yeah, we definitely want to get into those contracts a little bit more later. But I also wanted to ask just about how it seems like M&A has played a major role in how Roadzen has been able to put its platform together to this point. So, can you tell us about how the acquisitions of Drivebuddy, AI and now National Automobile Club and Global Insurance Management are driving value for the company?

Rohan

Absolutely. Drivebuddy is going to be an incredible company around the world. This is not really an acquisition. We kind of incubated the company internally within Roadzen. And the way we did it was using computer vision to recognize, prevent accidents, to be able to monitor road conditions, drivebuddy does that and can retrofit any vehicle with that technology. And we think this is going to be a fundamental part of the auto insurance universe moving forward. Similarly, we actually acquired the NAC National Auto Club in the US. It’s 100 year old auto club in the US. Which provides roadside and claims management to clients, which are fleets, insurance companies, car companies, so highly in sync with our target audience. And we think this is a tremendous springboard into the US market. This is a company that has a great brand name, longstanding client relationships, and we are supercharging it with our technology. And since we took over, we have seen meaningful growth in that business.

Rohan

Already last year we had a loss on that business. We are seeing a tremendous acceleration in contractual revenues on that business. So, we are actually very bullish. Also on future M&A. We think this is a highly fragmented industry. And most of our targets, which could be brokers, auto clubs, auto insurance platforms that have enterprise, recurring client relationships, we think those can be fantastic targets for Roadzen because they lack the technology to fundamentally transform their business. And Roadzen can supply that and they lack the capital to grow meaningfully. And we can supply that too. So, we see a fantastic opportunity here of going through a period of a lot of M&A and using M&A as one of the growth areas outside of the organic pipelines that we are continuing to develop.

Steven

Just to layer on top of that. Nick, is that the use case for the technology as Rohan just said, you can purchase these companies infuse it with the technology, and you’ve just had a radical transformation in the metrics of that firm. But what’s also happening is the firm was born in India, but has now moved outside of India. The majority of revenues are outside of the Indian context, but the overall cost structure of insurance, and therefore the margins associated with insurance in India are much, much tighter, much smaller, and the gross figures are much larger outside of India being the largest here in the US. Second so in Europe. And the technology stack is equally applicable to what’s happening here as in what’s happening in India. So, it has implications for M&A that are massive, but it has really big implications for what the margins could be as the company continues to expand throughout more high-cost insurance jurisdictions. And I’m wondering, Rohan, if you could just give a couple of bars on that, because I think that the numbers are really striking.

Rohan

Yeah, I think there’s some clear metrics. As Steve said, we were born, though we’re a Delaware company, but we started operating in India first. And the numbers are India is a smallish market, right? But $65 is the average premium for an auto insurance policy in India. In the UK, it’s around $700. And in the US. It’s double of that too. So, what happens is we built the technology in a low cost, low margin environment, but as we expanded through M&A, through organic growth in the UK., Europe and the US. We saw meaningful acceleration both in ticket size, because everything is downstream of your premium. So meaningful acceleration in ticket size, but largely an incredible acceleration in the margin profile of the business. And as of now, 70% of our revenue comes from Europe, UK, and the US. And we expect that to continue. And our cost basis still remains the lab, the technology, the AI research we are building in India. So, we are using this leverage to grow into a large and profitable business moving forward.

Nick

Yeah, that’s really interesting. And looking at those big markets, you know, India, Europe and the US. And you mentioned you’ve already used some M&A to anchor yourself and some of those and looking at more, do you have know, even within Europe, I imagine each jurisdiction at least somewhat slightly different. Do you have some priority areas you’re looking to get into, whether organically or inorganically? And how much are you feeling like there’s still a lot of work to become denser where you are?

Rohan

So, I think each market is slightly different. India is there are 23 insurers. We already work with 20 of them, and we are continuing to expand in the market. India is a smallish market, roughly ten to $15 billion auto insurance market, but growing very quickly, almost 7-8% a year growth. And India is also one of the fastest growing economies in the world. So, you’re going to see India move from really a developing economy to a developed economy over the next 30, 40 years. And we want to ride that growth. We have a substantial base out there. We also have a base in the UK. UK is kind of a very important geography for

us. It’s central for us in terms of our operations across the EU. We have licensing capability as a broker in the UK and the EU and in India. So, it allows us to not just supply the technology, but also to sell insurance. The EU has one really good rule, which is you can sell across the EU block using Passporting rules. So, if we are regulated by the French regulator, that allows us to actually do business through passporting and insurance and reinsurance partnerships across the EU.

Rohan

So, we think we have that kind of operating base largely covered and we’re expanding newer relationships there. And finally comes the US, which I think is the most complex market. We have an auto club license in the US. We’re not yet a broker and we can sell our technology in the US. But US is 50 states and 50 different regulators. So we’re today regulated in California. We’re going to expand that out, we’re going to go to all 50 states and get regulated. But the US is the biggest prize, but also the most complex. So we’re excited to face that challenge as it comes up.

Marlena

Yeah, definitely. And you briefly brought up your clients just moments ago, so I just want to circle back to that. So, looking at Roadzen’s clients, how widely do they differ in size and needs and how does that impact their total contract value?

Rohan

We have almost 90 large enterprise clients which can be across Roadzen, NAC, Global Insurance in the UK, which are very large companies such as leading car makers, some of the leading global insurers, very large fleet companies, which have more than half a million vehicles on the road, so you know, these are large enterprise clients, but we also have a set of really tiny clients. Like, this could be a single broker in California or an agent in India who use our technology to sell insurance. Right? So, of those we have more than 4000 clients. So, these are small mom and pop shops. This could be an auto dealership that sells used cars, an agent, a broker. So, we have kind of these two-fold approaches. One is the large enterprise relationships, which could be spending hundreds of millions of dollars on auto insurance every year. And then there is the small universe of very fast growing. There are thousands and thousands of agents, there are thousands of brokers, there are thousands of small dealerships to which we have a different sales approach and a different targeting approach. And they may be roughly, let’s say, a few hundred thousand of auto insurance that they’re generating.

Rohan

So, we have a wide variety of scales in our mix.

Marlena

Got it. And it looks like Roadzen is looking to reach profitability in 2024. Could you elaborate on the strategy, key factors that will contribute to reaching this goal as well as the approaches to making progress on margin?

Rohan

Yes. The key drivers of growth are number one is growth in revenues. We think we have an established cost base that’s low. We are making progress on newer clients, newer revenue streams that allows us to essentially grow and scale the revenue without incurring any further costs. We have a team of about 400 people now around the world. So, we think that’s a team that can support our growth for the next two to three years. The second thing I think very importantly is on the margins. When we started out, our average contract size was roughly $100,000. And now we are approaching several contracts that are going to be $10 million in size. So, what we are looking at is a significant uptick in the contractual value, but also an uptick, as I said earlier, geographically in the marginal profile of our revenues. And we think both those factors, scaling our revenue and growing into these higher margin contracts will drive growth for us not just into this year, but for the foreseeable future.

Steven

You don’t have to start out fresh. Last year the company had around $59 million of revenue. These are multi-year contracts. Basically, nobody leaves. The statistics around customer retention are mind boggling at Roadzen I’ll let Rohan opine so we don’t have to go and start from scratch like a lot of companies do in the new year. We’ve already got a set of revenue that’s already essentially locked in. So, it’s just adding additional contracts onto that. I mean, a customer at Roadzen is like it’s like the Hotel California. You can check in, but you can’t check out. I mean, no one leaves. What’s your stat on customer retention, Rohan?

Rohan

I think in the last seven and a half years of operation, we’ve had two clients who’ve left. One of them went bankrupt and one of them closed the contract. So, we have long standing client relationships, and you can see that we grew from 13 million of revenue two years ago to 59 million last year and we expect to double again this year. So, we have these recurring client relationships. But it’s also an important factor that within our same client base we’re always upselling newer contracts. So, we may have a claims management contract and we are going in and selling a brokerage, we’re going in and selling Telematic Solutions and that helps a lot because those clients already trust you to do business with them and can now see a larger pie coming into the Roadzen universe.

Marlena

Right. And so how much does Roadzen have to interact with insurance regulators, with the services that it provides?

Rohan

Well, as a broker or an MGA an MGA is a Managing General agent which has an authority to underwrite the policy and pay claims. But it does not carry any balance sheet risk. So, none of the risk exists with you. You always have a reinsurer and insurer backing you. As a broker on an MGA, Roadzen has to get regulated in any geography, but unlike an insurer, there’s not a lot of capital requirements to be able to do that because you’re not retaining the risk. The risk is still on the insurer or reinsurer’s balance sheet. So, we do interact with regulators in India, the IRDA, the FCA in the UK, the French regulator, the California Department of Insurance. So, a part of our universe which is not the technology sales to clients, but the brokerage part of our universe is regulated, and we work with regulators all over the world to make sure we are compliant and introducing innovation into a largely legacy industry.

Nick

Great. And so moving over to the deal a little bit, I mean, just sort of in general, from both of your perspectives, what made you kind of both look at the situation and decide from a timing perspective, this was sort of the right time for Roadzen to take this big springboard move into the public markets and go public?

Rohan

Firstly, I think we have a meeting of minds with Vahanna on this thesis that Indian technology companies are ready for primetime on the global stage. We think this is an important thesis and I personally believe in it. The last generation of very large $50-100 billion Indian tech companies were built like Tata Consultancy Services or TCS, HCL, Infosys, but they were built as back-office solutions. But we think that the talent in the country, it produces the number one engineers in the world, great researchers. But what we are giving them an opportunity to do is to be at the forefront of a massive industry and not just do back-office work. And so, this kind of thesis that the Vahanna team had, really we had a meeting of minds on this. So that was, I think, the first place where we said, look, this is a possibility and we should consider it. The second key thing was Roadzen, I think we always saw future as an independent public company. We work with Global insurers, global carmakers reinsurers and you cannot be a subsidiary of one of these to be able to make the kind of impact we see for ourselves.

Rohan

And lastly, I think we’ve been strong on M&A, and we think that the public market currency will be very valuable for us as we move into doing smaller and larger deals and that Nasdaq is a place where the world’s best technology companies are listed. And we want to be amongst the greats and make a case for ourselves. So, we think those were kind of the main reasons we saw that a merger with Vahanna would be beneficial for Roadzen moving forward.

Steven

Yeah, a couple other things to mention. The story that we’re coming to market with is really unique. There’s a lot of rightfully so earned negativity around some of the companies that have been brought to market, both on the IPO side, but especially with SPACs, especially in the form of companies that don’t have any earnings, the revenues on the come, all those kinds of cases that are out there. We’re coming to market with a deal that is authentic enterprise AI. There’s not a lot of AI stories out there that are like this one as transformative. There’s the big stories that everyone is talking about, but we’ve got one that’s really interesting and deep. The pace of growth that Roadzen is incurring is phenomenal. The company’s eight years old and it’s doubling more so historically, and we’re expecting that and we feel very good about our ability to meet those kinds of numbers. We’re not a company that’s burning a lot of capital. We’re going to be break even very shortly. So, the company doesn’t need a lot of capital. We got the India story that underpins it in two ways. One is we’ve got this great Indian tech stack.

Steven

What comes with that is that we’re not paying Silicon Valley engineers what they get paid. We’re taking advantage of an incredible brain bank and doing it at labor costs that are just really different than what we see in Silicon Valley, for example. So, this company is coming to market, they don’t really need a lot of capital. I don’t see us coming back for a lot more capital. This is a one-time shot, but it allows the company to line up with its customers in a way that they feel good about, which will have a big impact on adding new customers to their business. And lastly, we’ve taken a long-term view on this company. The SPAC has been working with, Vahanna has been working with the company for a year and a half, getting them prepared to be a public. Yeah, the markets have good periods and bad periods. We’re taking a long-term view. The pricing on this deal is deeply discounted to its comps in a very meaningful way. And all that’s coming together for a reason is this company is going to be able to excel and achieve the global story that it’s going to have. It’s going to be able to do it better as a public entity. And so, everything we’ve done is meant to bring it to that state and to support it and to have it be a long-term success story.

Nick

Great and then looking at sort of the post close period, we’ve touched upon M&A a bunch of times here so far. But I’m interested also Rohan, do you see yourself structuring deals differently moving forward now once you have public capital to utilize and making those work, but also, as you’ve mentioned, probably with some of these targets wanting to be a part of the Roadzen story themselves?

Rohan

I think that’s one of the key reasons we’re looking to go public, because we think there’s a tremendous opportunity to bring these companies into the public market fold and we can use a mixture of our stock and capital to finance these acquisitions as they come up. So we think there’s a good amount of potential out there. I think that the US public markets is probably the most acceptable public currency for most of the founders out there. So I think it’s a good place to be on a post close basis and we look to use both our stock and capital to affect these acquisitions.

Marlena

And just going off of that, what would you say are the most intriguing capabilities that could be incorporated through M&A?

Rohan

I think we look at M&A in kind of two broad aspects. The first is distribution capabilities. If you look at the InsurTech universe, one of the things that almost all new age InsurTechs have struggled with is getting distribution done in a cheaper way than incumbents, that has knock-on impacts. Because if you don’t get distribution right, not only do you get the bottom of the barrel customers, so people who are shopping for insurance every year, which means they are more likely to have claims too, so there’s a behavioral impact. So what we are looking for is people who have established and good distribution already, right? So whether that is a captive base of distribution, whether that is great relationships with car companies or fleets, and we are looking at that kind of target. So these could be brokers, auto clubs, agencies that have much lower distribution costs than what we would encounter in the market. So that’s the first one. The second is we are looking at potentially technology or data capabilities that help us underwrite better make the driver safer process claims even faster. We think that there’s a world out there where generative AI will have a transformative impact, where new types of architectures in computer vision could fundamentally change how driving et cetera is done.

Rohan

So we think there’s a nature of targets out there which are purely tech companies that give us new data capabilities or new technology capabilities that affect the intersection of mobility and insurance.

Marlena

And then I’m interested to hear what upcoming change in this space excites you the most?

Rohan

I think this space is just incredibly ripe for disruption because look at the way mobility is changing. You have electrification of vehicles, everybody wants to build an electric car now. Electrification has a massive change downstream because it takes away 80% of the mechanical parts in a car. And now a car is largely software on wheels. Now, once you have this software base, you can build incredible applications on top of it. So, this could be applications in car payments, Know Your Vehicle or identity of the car, could be entertainment applications. But we think the area that will be transformed massively is insurance. The second change, which is again a huge change, is connectivity. Almost every single car that’s sold today has connectivity features, which means it can talk to the cloud. So now we can get the data from the car and make decisions on it. This could be underwriting decisions, it could be claims decisions, et cetera. So again, a fundamental impact. And finally, I think nobody can predict when we’ll reach autonomy, but when we do reach that place, you will have a move from really personal liability of insuring the driver to product liability of insuring the car maker.

Rohan

And that will be the next big wave of change in the insurance world. What we intend to do is put Roadzen at the center of all these changes and make it one of the leading global players in this space.